                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1997

                         Commission file number 0-00000
                                                -------

                     FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN

                                 FRIEDMAN'S INC.
                             A Delaware Corporation
                  IRS Employer Identification Number 58-2058362
                             Four West State Street
                             Savannah, Georgia 31401
                            Telephone (912) 233-9333

                     FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS


                                                                                                           Page No.
Audited Financial Statements

         Report of Independent Auditors...........................................................................3

         Statements of Net Assets Available for Benefits, With Fund Information...................................5
         Statements of Changes in Net Assets Available for Benefits, With Fund
           Information............................................................................................9
         Notes to Financial Statements...........................................................................13


Supplemental Schedules

         Schedule of Assets Held for Investment Purposes.........................................................19
         Schedule of Reportable Transactions.....................................................................20

Signature .......................................................................................................24


                         Report of Independent Auditors

The Plan Committee
Friedman's Inc. Retirement Savings Plan
Savannah, Georgia

We have audited the accompanying statements of net assets available for benefits including the schedule of investments of the Friedman's Inc. Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for benefits at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 15, 1998
Jacksonville, Florida

                     Friedman's Inc. Retirement Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997



                                     EVERGREEN    EVERGREEN
                                      TREASURY      SHORT     FIRST UNION
                                       MONEY     INTERMEIDATE  ENHANCED    FIDELITY
                                       MARKET        BOND        STOCK     MAGELLAN
                                     ----------------------------------------------
ASSETS
Investments:
   Mutual funds                      $1,435,667  $     18,541  $  197,498  $404,960
   Loans to participants                     --            --          --        --
                                     ----------------------------------------------
                                      1,435,667        18,541     197,498   404,960

Receivable from plan sponsor             10,177           558       7,606    13,494

Contributions receivable:
   Participants                          23,315           730       3,929     6,446
   Employer                               8,087           177         999     1,873
                                     ----------------------------------------------
                                         31,402           907       4,928     8,319
                                     ----------------------------------------------
Total assets                          1,477,246        20,006     210,032   426,773

LIABILITIES
Refunds due participants                  7,465            10          --       218
                                     ----------------------------------------------

Net assets available for benefits    $1,469,781  $     19,996  $  210,032  $426,555
                                     ==============================================




              WEISS, PECK
WEISS, PECK    AND GREER  WEISS, PECK
 AND GREER     TOMORROW    AND GREER
 TOMORROW       MEDIUM-     TOMORROW         LOAN
SHORT-TERM       TERM      LONG-TERM         FUND        TOTAL
------------------------------------------------------------------
$   80,769    $  230,051  $   47,975       $     --    $2,415,461
        --            --          --        143,055       143,055
-----------------------------------------------------------------
    80,769       230,051      47,975        143,055     2,558,516

       267           895       1,273             --        34,270


       860         2,423       1,535             --        39,238
       233           617         424             --        12,410
-----------------------------------------------------------------
     1,093         3,040       1,959             --        51,648
-----------------------------------------------------------------
    82,129       233,986      51,207        143,055     2,644,434


        --           502          38             --         8,233
-----------------------------------------------------------------

$   82,129    $  233,484  $   51,169       $143,055    $2,636,201
=================================================================


See Notes to Financial Statements.

                     Friedman's Inc. Retirement Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996




                                     EVERGREEN    EVERGREEN
                                      TREASURY      SHORT     FIRST UNION
                                       MONEY     INTERMEIDATE  ENHANCED     FIDELITY
                                       MARKET        BOND        STOCK      MAGELLAN
                                     ------------------------------------------------
ASSETS
Investments:
   Mutual funds                      $299,365    $    7,166   $   43,924   $   66,289
   Loans to participants                   --            --           --           --
                                     ------------------------------------------------
                                      299,365         7,166       43,924       66,289

Contributions receivable:
   Participants                        25,606           961        2,690        4,418
   Employer                             9,436           183          836        1,522
                                     ------------------------------------------------

Net assets available for benefits    $334,407    $    8,310   $   47,450   $   72,229
                                     ================================================



              WEISS, PECK
WEISS, PECK    AND GREER  WEISS, PECK
 AND GREER     TOMORROW    AND GREER
 TOMORROW       MEDIUM-    TOMORROW     FRIEDMAN'S     LOAN
SHORT-TERM       TERM      LONG-TERM    INC. STOCK     FUND      TOTAL
------------------------------------------------------------------------
$    3,753    $   27,734   $   16,420   $   35,814  $       --  $500,465
        --            --           --           --      21,646    21,646
------------------------------------------------------------------------
     3,753        27,734       16,420       35,814      21,646   522,111


       313         1,976        1,331        2,809          --    40,104
       114           604          341          837          --    13,873
------------------------------------------------------------------------

$    4,180    $   30,314   $   18,092   $   39,460  $   21,646  $576,088
========================================================================



See Notes to Financial Statements.

                     Friedman's Inc. Retirement Savings Plan

         Statement of Changes in Net Assets Available for Benefits, With
                                Fund Information

                          Year ended December 31, 1997



                                              EVERGREEN        EVERGREEN
                                               TREASURY          SHORT       FIRST UNION
                                                MONEY         INTERMEIDATE     ENHANCED      FIDELITY
                                                MARKET            BOND          STOCK        MAGELLAN
                                              --------------------------------------------------------
Additions:
   Net appreciation in fair value             $    59,608       $   1,078       $ 33,519      $ 62,318

   Contributions:
     Participants                                 279,520           8,573         34,826        63,222
     Employer                                      95,962           2,246          9,905        19,881
     Participant rollovers                        933,118           6,168         58,243       128,299
     Plan Sponsor                                  10,177             558          7,606        13,494
                                              --------------------------------------------------------
                                                1,378,385          18,623        144,099       287,214

Deductions:
   Distributions to participants                   98,479           2,037          4,483         6,281
   Loan withdrawals, net                           14,204           1,892         19,525         4,898
   Administrative expenses                          5,979             141            492           845
                                              --------------------------------------------------------
                                                  118,662           4,070         24,500        12,024

Interfund transfers                              (124,349)         (2,867)        42,983        79,136
                                              --------------------------------------------------------

Net increase (decrease) in net assets           1,135,374          11,686        162,582       354,326
Net assets available for benefits at
   beginning of  year                             334,407           8,310         47,450        72,229
                                              --------------------------------------------------------

Net assets available for benefits at end
   of year                                    $ 1,469,781       $  19,996       $210,032      $426,555
                                              ========================================================





              WEISS, PECK
WEISS, PECK    AND GREER  WEISS, PECK
 AND GREER     TOMORROW    AND GREER
 TOMORROW       MEDIUM-     TOMORROW     FRIEDMAN'S        LOAN
SHORT-TERM      TERM       LONG-TERM     INC. STOCK        FUND           TOTAL
-----------------------------------------------------------------------------------
$     12,755  $   32,558   $    5,957   $      5,028    $   1,279       $   214,100


       7,365      22,441       14,028         21,619           --           451,594
       2,047       6,698        4,074          7,611           --           148,424
          21     141,294            3         33,706           --         1,300,852
         267         895        1,273             --           --            34,270
-----------------------------------------------------------------------------------
      22,455     203,886       25,335         67,964        1,279         2,149,240


          --       1,466        1,143          1,399           --           115,288
      38,103       8,040          967         (2,477)    (120,130)          (34,978)
         201         511          150            498           --             8,817
-----------------------------------------------------------------------------------
      38,304      10,017        2,260           (580)    (120,130)           89,127

      93,798       9,301       10,002       (108,004)          --                --
-----------------------------------------------------------------------------------

      77,949     203,170       33,077        (39,460)     121,409         2,060,113

       4,180      30,314       18,092         39,460       21,646           576,088
-----------------------------------------------------------------------------------


$     82,129  $  233,484   $   51,169   $         --    $ 143,055       $ 2,636,201
===================================================================================



See Notes to Financial Statements.

                     Friedman's Inc. Retirement Savings Plan

         Statement of Changes in Net Assets Available for Benefits, With
                                Fund Information

                          Year ended December 31, 1996







                                              EVERGREEN    EVERGREEN
                                               TREASURY      SHORT       FIRST UNION
                                                MONEY     INTERMEIDATE     ENHANCED     FIDELITY
                                                MARKET        BOND          STOCK       MAGELLAN
                                              --------------------------------------------------
Additions:
   Net appreciation (depreciation) in fair
     value                                    $   6,559       $   212      $ 3,941      $  4,155

   Contributions:
     Participants                               265,001         4,415       25,772        38,214
     Employer                                    92,485         1,215        7,945        13,272
     Participant rollovers                       25,287         1,171        7,369        21,749
                                              --------------------------------------------------
                                                389,332         7,013       45,027        77,390

Deductions:
   Distributions to participants                  4,581            --          125           120
   Administrative expenses                        4,325            51          300           444
                                              --------------------------------------------------
                                                  8,906            51          425           564

Interfund transfers                             (46,019)        1,348        2,848        (4,597)
                                              --------------------------------------------------

Net increase in net assets                      334,407         8,310       47,450        72,229
Net assets available for benefits at
   beginning of  year                                --            --           --            --
                                              --------------------------------------------------

Net assets available for benefits at
 end of year                                  $ 334,407       $ 8,310      $47,450      $ 72,229
                                              ==================================================






            WEISS, PECK
WEISS, PECK  AND GREER    WEISS, PECK
 AND GREER   TOMORROW      AND GREER
 TOMORROW     MEDIUM       TOMORROW     FRIEDMAN'S      LOAN
SHORT-TERM     TERM        LONG-TERM    INC. STOCK      FUND         TOTAL
----------------------------------------------------------------------------

$      239  $    1,629     $      972   $   (7,206)    $    --      $ 10,501


     2,529      16,915          8,580       17,339          --       378,765
       868       5,247          2,448        5,006          --       128,486
        --       7,369          4,099        1,757          --        68,801
----------------------------------------------------------------------------
     3,636      31,160         16,099       16,896          --       586,553


        --          --             --           --                     4,826
        34         181            132          172          --         5,639
----------------------------------------------------------------------------
        34         181            132          172          --        10,465

       578        (665)         2,125       22,736      21,646            --
----------------------------------------------------------------------------

     4,180      30,314         18,092       39,460      21,646       576,088

        --          --             --           --                        --
----------------------------------------------------------------------------


$    4,180  $   30,314     $   18,092   $   39,460     $21,646      $576,088
============================================================================



See Notes to Financial Statements.

                     Friedman's Inc. Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Friedman's Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

VALUATION OF INVESTMENTS

Investments in mutual funds are stated at fair values as determined by the Plan trustee, First Union National Bank, using the unitization method of accounting. Unit values are generally based upon quoted market prices and are adjusted to reflect the impact of interest, dividends, realized and unrealized gains/losses, and fund expenses. The investments in mutual funds and the participants' ownership in such mutual funds are expressed in unit values which are calculated daily based on the total market value of the unitized fund. Loans to participants are carried at their outstanding principal balances plus interest, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and other additions to or deductions from net assets. Actual results could differ from those estimates.

RECLASSIFICATION

Certain balances as of December 31, 1996 have been reclassified to conform to current year financial statement presentation.

2. DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals, loans and distributions is disclosed in the Summary Plan Description and the Plan Document. Copies of these documents are available from the Friedman's Inc. Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

                     Friedman's Inc. Retirement Savings Plan

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers substantially all employees of Friedman's Inc. (the Company or the Employer). The plan was established and became effective January 1, 1996.

INVESTMENT ALTERNATIVES

Participant contributions may be invested in one or more of the following investment funds: (1) Evergreen Treasury Money Market Fund, consisting of a mutual fund that invests in short-term U.S. Treasury securities primarily to assure minimal credit risk; (2) Evergreen Short-Intermediate Bond Fund, consisting of a mutual fund that invests in government and agency securities selected primarily to attain high income with capital growth as a secondary objective; (3) First Union Enhanced Stock Fund, consisting of a collective trust fund which invests in common stocks and S&P 500 futures contracts selected primarily to duplicate the return of the general market as measured by the S&P 500; (4) Fidelity Magellan Fund, consisting of a mutual fund that invests in equity securities of domestic, foreign and multinational issuers for long-term growth potential; and (5) Weiss, Peck and Greer Tomorrow Retirement Funds -- Short-Term, Medium-Term, and Long-Term, which are a series of mutual funds which invest in varying mixes of common stocks and bonds selected for long-term capital appreciation.

CONTRIBUTIONS

Participants are allowed to make contributions to the Plan in accordance with
Section 401(k) of the Internal Revenue Code ranging from 1% to 15% of their pre-tax compensation, as defined in the Plan document, up to a maximum of $9,500 for 1997. Except for rollover contributions, participants may not make additional contributions from after-tax salary. In addition, the Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's contribution to the Plan.

VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in any Employer contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Employer contributions after two years of service and an additional 20% each year thereafter until they are 100% vested after six years of service. Withdrawals and distributions are controlled in accordance with the provisions of the Plan.

LOANS TO PARTICIPANTS

The minimum amount participants are permitted to borrow under the loan provisions of the Plan is $1,000. The maximum amount participants are permitted to borrow under the loan provisions of the Plan is the lesser of $50,000 or 50% of the participant's vested interest in the Plan. Participants may have only one loan outstanding which must be repaid within five years unless the loan is for the purchase of a primary residence, which must be repaid within ten years. Borrowings are reflected as loans to participants and bear interest at the prime rate plus 2% in effect at the beginning of the month in which the loan originated.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and the related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Employer contributions and actual earnings thereon according to the vesting schedule described above.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

3. INVESTMENTS

The Plan's investments are held by First Union National Bank. The investments are more fully described below:

         Evergreen Treasury Money Market Fund: Substantially all of the assets held in the Evergreen Treasury Money Market Fund are invested in short-term U.S. Treasury securities with average maturities of less than 120 days.

         Evergreen Short-Intermediate Bond Fund: Substantially all of the assets held in the Evergreen Short-Intermediate Bond Fund are invested in fixed income investments consisting of U.S. Government and Agency securities, corporate bonds, cash equivalents and other instruments with an average maturity of 5 years or less.

         First Union Enhanced Stock Fund: Substantially all of the assets held in the First Union Enhanced Stock Fund are invested in common stocks or S&P 500 futures contracts selected primarily to duplicate the return of the S&P 500.

         Fidelity Magellan Fund: Substantially all of the assets held in the Fidelity Magellan Fund are invested in equity securities of domestic, foreign and multinational issuers.

         Weiss, Peck and Greer Tomorrow Short-Term, Medium-Term, and Long-Term Retirement Funds: Substantially all of the assets held in the Tomorrow Retirement Funds are invested in common stocks and bonds with varying mix proportions which are customized for specific age groups and grow more conservative over time.

The Plan's investments are held by a trustee and are invested in any of seven investment options. Investments that represent 5 percent or more of the Plan's net assets at December 31, 1997 and 1996 are as follows:




                                                                                      1997           1996
                                                                                   ----------      ---------
Investments at fair value as determined by unitization:
  Units of registered investment companies:
     Evergreen Treasury Money Market Fund, 110,785 and 24,262
       units, respectively                                                         $1,435,667      $ 299,365
     Fidelity Magellan, 3,059 and 631 units, respectively                             404,960         66,289
     Weiss, Peck and Greer Tomorrow Medium-Term Fund, 23,681
       and 3,396 units, respectively                                                  230,051         27,734

   Units of collective trust:
     First Union Enhanced Stock Fund, 3,544 and 1,047 units,
       respectively                                                                   197,498         43,924

   Units of corporate common stock:
     Friedman's Inc. Stock Fund, 0 and 5,990 units, respectively                           --         35,814


Effective October 10, 1997, the Company instructed the trustee of the Plan to freeze all activity in any investment alternatives which include the Company's Class A common stock. Such investment alternatives are subject to prior registration of the Plan interest and the Company's Class A common stock with the Securities and Exchange Commission, which registration had not, as of October 10, 1997, been completed. The Company made a recision offer to all participants who invested in the Company's Class A common stock in November 1997. On November 26, 1997, the Plan sold all investments in the common stock. In April 1998, the Company offered each participant who invested in the Company's Class A common stock an amount equal to the return they would have earned on the best performing investment alternative in the Plan, less any amounts received from the liquidation of the Company's Class A common stock. The additional amount was paid by the Company into another investment alternative offered by the Plan, in accordance with the participant's instruction. The total amount paid by the Company was $34,271.

4. INCOME TAX STATUS

The Internal Revenue Service ruled September 2, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any event or series of events that have occurred that might adversely affect the Plan's qualified status.

5. PLAN ROLLOVERS

In March 1996, the MS Jewelers Limited Partnership Profit Sharing Plan (the Profit Sharing Plan) was terminated. Participants of the Profit Sharing Plan were allowed to rollover their investment balances, as well as any outstanding participant loans into the Retirement Savings Plan of Friedman's Inc. Rollover contributions from the Profit Sharing Plan for 1997 and 1996 were approximately $1,301,000 and $69,000, respectively.

6. YEAR 2000 ISSUE (UNAUDITED)

Friedman's Inc. has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. Friedman's Inc. currently expects the project to be substantially complete by early 1999 and does not expect this project to have a significant effect on the Plan's operations.

                     Friedman's Inc. Retirement Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                                    Schedule 27a


                                                                             DESCRIPTION OF
                                                                               INVESTMENT,
                                                                           INCLUDING MATURITY
                                                                              DATE, RATE OF
          IDENTITY OF ISSUE, BORROWER, LESSOR,                              INTEREST, PAR OR                      CURRENT
                    OR SIMILAR PARTY                                         MATURITY VALUE         COST           VALUE
---------------------------------------------------------------------------------------------------------------------------
Mutual Funds:
   Evergreen Treasury Money Market Fund                                       110,785 units      $1,378,088      $1,435,667
   Evergreen Short-Intermediate Bond Fund                                       1,633 units          17,590          18,541
   Fidelity Magellan Fund                                                       3,059 units         346,763         404,960
   Weiss, Peck and Greer Tomorrow Short-Term
     Retirement Fund                                                            7,502 units          71,815          80,769
   Weiss, Peck and Greer Tomorrow Medium-Term
     Retirement Fund                                                           23,681 units         196,683         230,051
   Weiss, Peck and Greer Tomorrow Long-Term
     Retirement Fund                                                            5,508 units          41,652          47,975

Collective Trust Fund:
   First Union Enhanced Stock Fund                                              3,544 units         166,653         197,498
                                                                                                 ----------      ----------
                                                                                                  2,219,244       2,415,461

Participant loans                                                              8.25% - 9.00%        143,055         143,055
                                                                                                 ----------      ----------
                                                                                                 $2,362,299      $2,558,516
                                                                                                 ==========      ==========

                     Friedman's Inc. Retirement Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                    Schedule 27d


                            DESCRIPTION OF TRANSACTION
                           INCLUDING MATURITY DATE, RATE
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR       PURCHASE     SELLING       LEASE
         INVOLVED                MATURITY VALUE                   PRICE       PRICE        RENTAL
------------------------------------------------------------------------------------------------------
Category (i)--Single transactions in excess of 5% of Plan assets:

Evergreen Treasury Money   Mutual Fund:
   Market Fund               36,820 units                       $456,493
                             16,578 units                        205,638
                              5,921 units                                    $73,471
                             18,374 units                        228,312
                              2,123 units                         26,309
                              2,436 units                         30,367
                              4,275 units                                     53,585
                              2,677 units                         34,200
                              3,331 units                         42,953
                              2,340 units                         30,210

Friedman's Inc. Stock Fund Corporate Common Stock:
   Fund                       7,242 units                                     42,953




                            DESCRIPTION OF TRANSACTION           EXPENSES              CURRENT VALUE
                           INCLUDING MATURITY DATE, RATE         INCURRED               OF ASSET ON
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR          WITH      COST OF    TRANSACTION       NET GAIN
         INVOLVED                MATURITY VALUE                 TRANSACTION   ASSET        DATE            (LOSS)
-----------------------------------------------------------------------------------------------------------------------
Category (i)--Single transactions in excess of 5% of Plan assets:

Evergreen Treasury Money   Mutual Fund:
   Market Fund               36,820 units                                    $456,493       $456,493
                             16,578 units                                     205,638        205,638
                              5,921 units                                      73,375         73,471      $       96
                             18,374 units                                     228,312        228,312
                              2,123 units                                      26,309         26,309
                              2,436 units                                      30,367         30,367
                              4,275 units                                      52,947         53,585             638
                              2,677 units                                      34,200         34,200
                              3,331 units                                      42,953         42,953
                              2,340 units                                      30,210         30,210

Friedman's Inc. Stock Fund Corporate Common Stock:
   Fund                       7,242 units                                      46,212         42,953          (3,259)


                     Friedman's Inc. Retirement Savings Plan

                 Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1997

                                                                    Schedule 27d


                            DESCRIPTION OF TRANSACTION
                           INCLUDING MATURITY DATE, RATE
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR    PURCHASE        SELLING       LEASE
         INVOLVED                MATURITY VALUE                PRICE          PRICE        RENTAL
------------------------------------------------------------------------------------------------------
Category (i)--Single transactions in excess
 of 5% of Plan assets (con't):
Fidelity Magellan Fund     Mutual Fund:
                              788 units                       $84,436
                              246 units                        26,418
                              246 units                        26,792
                              211 units                        27,534

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Medium-Term       12,199 units                     99,996
   Retirement Fund            3,703 units                      30,313

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Short-Term        7,819 units                      73,471
   Retirement Fund            3,826 units                                    $40,000

First Union Enhanced       Collective Trust Fund:
   Stock Fund                 877 units                        37,573
                              855 units                        47,101
                              503 units                                       27,534


                            DESCRIPTION OF TRANSACTION        EXPENSES                 CURRENT VALUE
                           INCLUDING MATURITY DATE, RATE      INCURRED                  OF ASSET ON
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR       WITH         COST OF    TRANSACTION       NET GAIN
         INVOLVED                MATURITY VALUE              TRANSACTION      ASSET        DATE            (LOSS)
-----------------------------------------------------------------------------------------------------------------------
Category (i)--Single transactions in excess
 of 5% of Plan assets (con't):

Fidelity Magellan Fund     Mutual Fund:
                              788 units                                      $84,436        $84,436
                              246 units                                       26,418         26,418
                              246 units                                       26,792         26,792
                              211 units                                       27,534         27,534

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Medium-Term       12,199 units                                    99,996         99,996
   Retirement Fund            3,703 units                                     30,313         30,313

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Short-Term        7,819 units                                     73,471         73,471
   Retirement Fund            3,826 units                                     35,965         40,000          $4,035

First Union Enhanced       Collective Trust Fund:
   Stock Fund                 877 units                                       37,573         37,573
                              855 units                                       47,101         47,101
                              503 units                                       26,872         27,534             662


                   Friedman's Inc. Retirement Savings Plan

                         Year ended December 31, 1997

                                                                   Schedule 27d





                            DESCRIPTION OF TRANSACTION
                           INCLUDING MATURITY DATE, RATE
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR    PURCHASE        SELLING       LEASE
         INVOLVED                MATURITY VALUE                PRICE          PRICE        RENTAL
------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess
   of 5% of Plan assets:

Evergreen Treasury Money   Mutual Fund:
   Market Fund                116,563 units                $1,456,483
                              30,040 units                                  $379,103

First Union Enhanced       Collective Trust Fund:
   Stock Fund                 4,001 units                     195,369
                              1,504 units                                     75,313

Fidelity Magellan Fund     Mutual Fund:
                              2,998 units                     346,877
                              570 units                                       70,525

Friedman's Inc. Stock      Corporate Common Stock:
   Fund                       16,808 units                    103,169
                              22,798 units                                   144,012



                            DESCRIPTION OF TRANSACTION        EXPENSES                 CURRENT VALUE
                           INCLUDING MATURITY DATE, RATE      INCURRED                  OF ASSET ON
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR       WITH         COST OF    TRANSACTION       NET GAIN
         INVOLVED                MATURITY VALUE              TRANSACTION      ASSET        DATE            (LOSS)
-----------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess
 of 5% of Plan assets:

Evergreen Treasury Money   Mutual Fund:
   Market Fund                116,563 units                                  $1,456,483     $1,456,483
                              30,040 units                                      370,990        379,103     $  8,113

First Union Enhanced       Collective Trust Fund:
   Stock Fund                 4,001 units                                       195,369        195,369
                              1,504 units                                        63,477         75,313       11,836

Fidelity Magellan Fund     Mutual Fund:
                              2,998 units                                       346,877        346,877
                              570 units                                          59,863         70,525       10,662

Friedman's Inc. Stock      Corporate Common Stock:
   Fund                       16,808 units                                      103,169        103,169
                              22,798 units                                      138,983        144,012        5,029


                   Friedman's Inc. Retirement Savings Plan

                         Year ended December 31, 1997


                                                                   Schedule 27d






                            DESCRIPTION OF TRANSACTION
                           INCLUDING MATURITY DATE, RATE
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR      PURCHASE        SELLING       LEASE
         INVOLVED                MATURITY VALUE                  PRICE          PRICE        RENTAL
-------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess
 of 5% of Plan assets (con't):

Evergreen Short -          Mutual Fund:
   Intermediate Bond Fund     2,037 units                      $22,156
                              1,074 units                                     $11,859

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Long-term         3,694 units                       29,666
   Retirement Fund            501 units                                         4,068

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Medium-term       22,300 units                     186,945
   Retirement Fund            2,015 units                                      17,186

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Short-term        10,944 units                     104,469
   Retirement Fund            3,848 units                                      40,209





                            DESCRIPTION OF TRANSACTION        EXPENSES                 CURRENT VALUE
                           INCLUDING MATURITY DATE, RATE      INCURRED                  OF ASSET ON
      IDENTITY OF PARTY   OF INTEREST, COLLATERAL, PAR OR       WITH         COST OF    TRANSACTION       NET GAIN
         INVOLVED                MATURITY VALUE              TRANSACTION      ASSET        DATE            (LOSS)
---------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess
 of 5% of Plan assets (con't):

Evergreen Short -          Mutual Fund:
   Intermediate Bond Fund     2,037 units                                   $22,156        $22,156
                              1,074 units                                    11,465         11,859       $     394

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Long-term         3,694 units                                    29,666         29,666
   Retirement Fund            501 units                                       3,554          4,068             514

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Medium-term       22,300 units                                  186,945        186,945
   Retirement Fund            2,015 units                                    16,455         17,186             731

Weiss, Peck and Greer      Mutual Fund:
   Tomorrow Short-term        10,944 units                                  104,469        104,469
   Retirement Fund            3,848 units                                    36,086         40,209           4,123


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1997.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the plan committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.

                                    By:    /s/ Victor M. Suglia
                                       -----------------------------------------
                                       Victor M. Suglia
                                       Senior Vice President and Chief Financial
                                       Officer


Date: June 29, 1998